UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

Castlewood House, 77/91 New Oxford Street, London, England WC1A 1DG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Receives Positive Kolwezi DFS and Completes ESIA

Trading: TSX and AIM: AAA

London, UK (March 8th, 2006) Adastra Minerals Inc. (“Adastra” or the “Company”) has received a positive independent Definitive Feasibility Study (“DFS”), and has completed the Environmental and Social Impact Assessment (“ESIA”), for its Kolwezi Copper and Cobalt Tailings Project (“Kolwezi” or the “Project”) in the Democratic Republic of Congo (“DRC”).

Highlights of the two studies are shown below:

DFS:

•

The independent DFS, completed by the Kolwezi Study Engineers (“KSE”), a joint venture of Murray & Roberts Engineering Solutions and GRD Minproc Pty Ltd., shows a project post tax real internal rate of return (“IRR”), on a financed basis, of 31% and a real post tax IRR for Adastra of 40%.

•	Net present value of Adastra’s 65% interest in the project, at a real12% discount rate, is shown as US$284 million, which equates to CDN$3.93 per Adastra common share, on a fully diluted basis.
•

The DFS shows a total capital cost of approximately US$271 million, with an additional US$34 million for spares and inventories, first fill, insurances and owners’ team, and includes a 10% contingency allowance of US$27 million.

•	Potential cost savings of US$7 million have been identified, which would reduce total capital cost to US$298 million, ahead of any further savings generated by the value engineering process.
•	Plant capacities have been expanded from previous estimates by 11% for copper and 7% for cobalt, to 33,200 tonnes per annum and 5,900 tonnes per annum, respectively.
•

Operating costs have been calculated on a co-product basis at US$0.57 per pound of copper and US$2.08 per pound of cobalt. On a by-product basis the costs of production are either minus US$0.99 per pound of copper or minus US$0.17 per pound of cobalt

Tim Read, President and CEO of Adastra said: “The completion of the DFS is a major accomplishment that allows Kolwezi to move ahead, on schedule, towards first metal production in 2008. We can now proceed to complete the project finance. We have developed a conservative mine plan, and undertaken extensive metallurgical test-work and risk analysis. We are confident that we will, over the next months, unlock Kolwezi’s potential to be one of the world’s lowest cost producers of LME grade copper cathode and high purity cobalt.”

Concurrently with the DFS completion, the ESIA and the accompanying Environmental and Social Management Plan (“ESMP”) have been completed by Adastra in association with its consultants, SRK Consulting Limited.

ESIA:

•	The ESIA concludes that "overall, the Project will generate significant benefits to the area both in terms of environmental improvements and socio-economic development."
•

Completion of the ESIA and ESMP follows the submission to the DRC Ministry of Mines of the Environmental Adjustment Plan, which fulfilled all legislative requirements of the DRC's Mining Code and was approved by the DRC Government in August 2005.

•

ESIA and ESMP have been prepared in line with the Policy and Performance Standards of the International Finance Corporation (“IFC”), which meet with both the Equator Principles and World Bank guidelines.

•	The IFC has confirmed that the ESIA and ESMP were completed to “international best practice on social and environmental assessment”.
•	The ESIA highlights the commitment of Adastra to high standards of environmental management and community development.

Details of the Definitive Feasibility Study

The independent DFS details a project that is both financially and technically robust and indicates that the project capital cost required to bring the mine into production in 2008 will be approximately US$305 million. This total, calculated in December 2005 terms, includes both a sum of approximately US$34 million for spares, first fill, buffer inventories, insurances and owners’ team and a contingency allowance of US$27 million. The KSE have identified potential cost savings of more than US$7 million, which may reduce this total to approximately $298 million, ahead of any further savings generated by the value engineering process to be conducted over the next two months.

This new estimate compares with a scoping study estimate of US$278 million prepared by the KSE in December 2004. It is important to note, however, that the capacity of the plant in this current estimate has been expanded by 11% for copper and 7% for cobalt, to 33,200 tonnes per annum and 5,900 tonnes per annum, respectively, with a throughput capacity of 2.30 million tonnes of tailings per annum.

The DFS gives an IRR for Kolwezi, in real terms and post tax, of 31.1% and an IRR for Adastra’s 65% equity ownership of the Project of 40.4%, based on CRU’s February 2006 forecast for the cobalt price (US$15/lb in 2008 declining to a long term US $12/lb from 2011, all in 2006 prices) and a copper price based on the March 1 2006 forward curve to 2011 and US$1.10/lb (2006 prices) thereafter). The corresponding net present values (“NPV’s”) for Adastra, calculated at real discount rates of 10%, 12% and 14%, are respectively, US$375m (equal to CDN$5.14 per fully diluted Adastra common share), US$284m (equal to CDN$3.93 per fully diluted Adastra common share), and US$220 million (equal to CDN$3.07 per fully diluted Adastra common share). Fully diluted per share values include proceeds from the exercise of all currently outstanding warrants and options. These returns include not only the ‘as-built’ capital costs, but also a provision to cover other costs, such as import duties, exchange rate volatility, and the cost of conversion to an EPC contract, as required.

Operating costs have been calculated on a co-product basis at US$0.57 per pound of copper and US$2.08 per pound of cobalt. On the other hand, the calculated by-product operating cost of copper from Kolwezi is minus US$ 0.99 per pound net of cobalt credits of US$12 per pound. The by-product operating cost of cobalt, is minus US$ 0.17 per pound net of copper credits at a price US$1.10 per pound.

The DFS study schedule allows for the first production of copper and cobalt to be achieved in the second half of 2008.

Details of the ESIA

Adastra has also completed, on schedule, the ESIA and Environmental and Social Management Plan (“ESMP”), in association with SRK Consulting Limited (“SRK”). The ESIA concludes that “overall, the Project will generate significant benefits to the area both in terms of environmental improvements and socio-economic development. SRK does not deem there to be any socio-economic issues that cannot be managed.”

Following the Environmental Adjustment Plan, which fulfilled all legislative requirements of the DRC’s Mining Code and was approved by the DRC Government in August 2005, Adastra submitted the ESIA and ESMP. These were prepared in line with the IFC’s Policy and Performance Standards which meet with both the Equator Principles and World Bank guidelines.

In a letter addressed to Adastra dated February 28th, the IFC has confirmed that “[the ESIA] has been prepared in line with IFC’s Policy and Performance Standards on Social and Environmental Sustainability. In its current version ... it is an acceptable set of reports in line with international best practice on social and environmental assessment.”

The ESIA examines all environmental and social aspects of the Project. It examines a number of project alternatives to ensure that positive impacts are maximized and negative impacts fully mitigated. A comprehensive programme of public consultation has been undertaken and is ongoing. A full explanation of the assessment will be conveyed to the DRC Government next month. Identified environmental improvements include the reduction in ambient dust concentrations and ongoing rehabilitation of the two tailings areas; restoration of the Musonoi river valley to a usable landscape, and the removal of a major source of pollutants, creating a valuable water body for the local communities; improved waste water quality and the protection of biodiversity resources of value in the concession area.

Identified socio-economic benefits of the Project include: the generation of employment, and the payment of wages to, and improvements in the standards of living of, its workers through the provision of health services, education and assistance with housing; significant tax and foreign exchange earnings; contributing to the revival of the physical and social infrastructure of the DRC’s copper belt; and the payment of appropriate compensation to affected communities for economic displacement and loss of access to resources within the concession area. The Company has also established the Kolwezi Foundation – a fund to support initiatives and projects prioritised by the local community.

Tim Read commented: “This is another crucial step in the development of Kolwezi, and will permit the project financing to proceed. The approval by the IFC of this exhaustive document further emphasises Adastra’s commitment to best practice in project development.”

The IFC’s endorsement includes ongoing requirements for ESIA documentation and data collection and an ongoing consultation process with all stakeholders in the DRC.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing mineral assets in Central Africa, including the Kolwezi tailings project, and the possible rehabilitation of the Kipushi zinc mine, in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable of stabilizing political environments.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study is expected to be completed in the first quarter of 2006. If this study is favourable, construction is expected to commence before year-end, with first production in mid 2008 and a mine life in excess of 50 years.

Such a project would generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

About the IFC

The International Finance Corporation is the private sector arm of the World Bank Group and is headquartered in Washington, D.C. IFC coordinates its activities with the other institutions of the World Bank Group but is legally and financially independent. Its 178 member countries provide its share capital and collectively determine its policies.

The mission of IFC is to promote sustainable private sector investment in developing and transition countries, helping to reduce poverty and improve people’s lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, helps clients improve social and environmental sustainability, and provides technical assistance and advice to governments and businesses. From its founding in 1956 through FY05, IFC has committed more than $49 billion of its own funds and arranged $24 billion in syndications for 3,319 companies in 140 developing countries. For more information, visit www.ifc.org.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Parkgreen Communications

Justine Howarth / Annabel Leather

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

Forward Looking Statements: This news release includes “forward-looking statements” within the meanings of the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). All statements, other than statements of historical facts, included in this news release that address activities, events, transactions or developments that Adastra expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Adastra’s business, operations, plans and other such matters are forward-looking statements. When used in this news release, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements include, but are not limited to, those with respect to the price of copper and cobalt, the timing and costs of project development, financing and implementation, the timing and amount of estimated future production and costs of production. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Adastra to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, including those in the Democratic Republic of Congo, risks related to the development of the Kolwezi Project, risks related to obtaining necessary project financing on the terms currently anticipated (or at all), actual results of current exploration activities, actual results of reclamation activities, risks related to construction, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper and cobalt, as well as those factors discussed in Adastra’s Annual Report on Form 20-F for the year ended October 31, 2005 and other public disclosure documents filed with the securities regulatory authorities in the United States and Canada. Although attempts have been made to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

March 8, 2006

Item 3.	News Release

The News Release dated March 8, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change
Item 5.

The Company announced that it has received a positive independent Definitive Feasibility Study, and has completed the Environmental and Social Impact Assessment, for its Kolwezi Copper and Cobalt Tailings Project in the Democratic Republic of Congo.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

Tim Read, President

44-20-7257-2040

Item 10.	Date of Report

Dated at Vancouver, BC, this 9th day of March, 2006.

SCHEDULE “A”

NEWS RELEASE

Adastra Receives Positive Kolwezi DFS and Completes ESIA

Trading: TSX and AIM: AAA

London, UK (March 8th, 2006) Adastra Minerals Inc. (“Adastra” or the “Company”) has received a positive independent Definitive Feasibility Study (“DFS”), and has completed the Environmental and Social Impact Assessment (“ESIA”), for its Kolwezi Copper and Cobalt Tailings Project (“Kolwezi” or the “Project”) in the Democratic Republic of Congo (“DRC”).

Highlights of the two studies are shown below:

DFS:

•

The independent DFS, completed by the Kolwezi Study Engineers (“KSE”), a joint venture of Murray & Roberts Engineering Solutions and GRD Minproc Pty Ltd., shows a project post tax real internal rate of return (“IRR”), on a financed basis, of 31% and a real post tax IRR for Adastra of 40%.

•	Net present value of Adastra’s 65% interest in the project, at a real12% discount rate, is shown as US$284 million, which equates to CDN$3.93 per Adastra common share, on a fully diluted basis.
•

The DFS shows a total capital cost of approximately US$271 million, with an additional US$34 million for spares and inventories, first fill, insurances and owners’ team, and includes a 10% contingency allowance of US$27 million.

•	Potential cost savings of US$7 million have been identified, which would reduce total capital cost to US$298 million, ahead of any further savings generated by the value engineering process.
•	Plant capacities have been expanded from previous estimates by 11% for copper and 7% for cobalt, to 33,200 tonnes per annum and 5,900 tonnes per annum, respectively.
•

Operating costs have been calculated on a co-product basis at US$0.57 per pound of copper and US$2.08 per pound of cobalt. On a by-product basis the costs of production are either minus US$0.99 per pound of copper or minus US$0.17 per pound of cobalt

Tim Read, President and CEO of Adastra said: “The completion of the DFS is a major accomplishment that allows Kolwezi to move ahead, on schedule, towards first metal production in 2008. We can now proceed to complete the project finance. We have developed a conservative mine plan, and undertaken extensive metallurgical test-work and risk analysis. We are confident that we will, over the next months, unlock Kolwezi’s potential to be one of the world’s lowest cost producers of LME grade copper cathode and high purity cobalt.”

Concurrently with the DFS completion, the ESIA and the accompanying Environmental and Social Management Plan (“ESMP”) have been completed by Adastra in association with its consultants, SRK Consulting Limited.

ESIA:

•	The ESIA concludes that "overall, the Project will generate significant benefits to the area both in terms of environmental improvements and socio-economic development."
•

Completion of the ESIA and ESMP follows the submission to the DRC Ministry of Mines of the Environmental Adjustment Plan, which fulfilled all legislative requirements of the DRC's Mining Code and was approved by the DRC Government in August 2005.

•

ESIA and ESMP have been prepared in line with the Policy and Performance Standards of the International Finance Corporation (“IFC”), which meet with both the Equator Principles and World Bank guidelines.

•	The IFC has confirmed that the ESIA and ESMP were completed to “international best practice on social and environmental assessment”.
•	The ESIA highlights the commitment of Adastra to high standards of environmental management and community development.

Details of the Definitive Feasibility Study

The independent DFS details a project that is both financially and technically robust and indicates that the project capital cost required to bring the mine into production in 2008 will be approximately US$305 million. This total, calculated in December 2005 terms, includes both a sum of approximately US$34 million for spares, first fill, buffer inventories, insurances and owners’ team and a contingency allowance of US$27 million. The KSE have identified potential cost savings of more than US$7 million, which may reduce this total to approximately $298 million, ahead of any further savings generated by the value engineering process to be conducted over the next two months.

This new estimate compares with a scoping study estimate of US$278 million prepared by the KSE in December 2004. It is important to note, however, that the capacity of the plant in this current estimate has been expanded by 11% for copper and 7% for cobalt, to 33,200 tonnes per annum and 5,900 tonnes per annum, respectively, with a throughput capacity of 2.30 million tonnes of tailings per annum.

The DFS gives an IRR for Kolwezi, in real terms and post tax, of 31.1% and an IRR for Adastra’s 65% equity ownership of the Project of 40.4%, based on CRU’s February 2006 forecast for the cobalt price (US$15/lb in 2008 declining to a long term US $12/lb from 2011, all in 2006 prices) and a copper price based on the March 1 2006 forward curve to 2011 and US$1.10/lb (2006 prices) thereafter). The corresponding net present values (“NPV’s”) for Adastra, calculated at real discount rates of 10%, 12% and 14%, are respectively, US$375m (equal to CDN$5.14 per fully diluted Adastra common share), US$284m (equal to CDN$3.93 per fully diluted Adastra common share), and US$220 million (equal to CDN$3.07 per fully diluted Adastra common share). Fully diluted per share values include proceeds from the exercise of all currently outstanding warrants and options. These returns include not only the ‘as-built’ capital costs, but also a provision to cover other costs, such as import duties, exchange rate volatility, and the cost of conversion to an EPC contract, as required.

Operating costs have been calculated on a co-product basis at US$0.57 per pound of copper and US$2.08 per pound of cobalt. On the other hand, the calculated by-product operating cost of copper from Kolwezi is minus US$ 0.99 per pound net of cobalt credits of US$12 per pound. The by-product operating cost of cobalt, is minus US$ 0.17 per pound net of copper credits at a price US$1.10 per pound.

The DFS study schedule allows for the first production of copper and cobalt to be achieved in the second half of 2008.

Details of the ESIA

Adastra has also completed, on schedule, the ESIA and Environmental and Social Management Plan (“ESMP”), in association with SRK Consulting Limited (“SRK”). The ESIA concludes that “overall, the Project will generate significant benefits to the area both in terms of environmental improvements and socio-economic development. SRK does not deem there to be any socio-economic issues that cannot be managed.”

Following the Environmental Adjustment Plan, which fulfilled all legislative requirements of the DRC’s Mining Code and was approved by the DRC Government in August 2005, Adastra submitted the ESIA and ESMP. These were prepared in line with the IFC’s Policy and Performance Standards which meet with both the Equator Principles and World Bank guidelines.

In a letter addressed to Adastra dated February 28th, the IFC has confirmed that “[the ESIA] has been prepared in line with IFC’s Policy and Performance Standards on Social and Environmental Sustainability. In its current version ... it is an acceptable set of reports in line with international best practice on social and environmental assessment.”

The ESIA examines all environmental and social aspects of the Project. It examines a number of project alternatives to ensure that positive impacts are maximized and negative impacts fully mitigated. A comprehensive programme of public consultation has been undertaken and is ongoing. A full explanation of the assessment will be conveyed to the DRC Government next month. Identified environmental improvements include the reduction in ambient dust concentrations and ongoing rehabilitation of the two tailings areas; restoration of the Musonoi river valley to a usable landscape, and the removal of a major source of pollutants, creating a valuable water body for the local communities; improved waste water quality and the protection of biodiversity resources of value in the concession area.

Identified socio-economic benefits of the Project include: the generation of employment, and the payment of wages to, and improvements in the standards of living of, its workers through the provision of health services, education and assistance with housing; significant tax and foreign exchange earnings; contributing to the revival of the physical and social infrastructure of the DRC’s copper belt; and the payment of appropriate compensation to affected communities for economic displacement and loss of access to resources within the concession area. The Company has also established the Kolwezi Foundation – a fund to support initiatives and projects prioritised by the local community.

Tim Read commented: “This is another crucial step in the development of Kolwezi, and will permit the project financing to proceed. The approval by the IFC of this exhaustive document further emphasises Adastra’s commitment to best practice in project development.”

The IFC’s endorsement includes ongoing requirements for ESIA documentation and data collection and an ongoing consultation process with all stakeholders in the DRC.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing mineral assets in Central Africa, including the Kolwezi tailings project, and the possible rehabilitation of the Kipushi zinc mine, in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable of stabilizing political environments.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study is expected to be completed in the first quarter of 2006. If this study is favourable, construction is expected to commence before year-end, with first production in mid 2008 and a mine life in excess of 50 years.

Such a project would generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

About the IFC

The International Finance Corporation is the private sector arm of the World Bank Group and is headquartered in Washington, D.C. IFC coordinates its activities with the other institutions of the World Bank Group but is legally and financially independent. Its 178 member countries provide its share capital and collectively determine its policies.

The mission of IFC is to promote sustainable private sector investment in developing and transition countries, helping to reduce poverty and improve people’s lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, helps clients improve social and environmental sustainability, and provides technical assistance and advice to governments and businesses. From its founding in 1956 through FY05, IFC has committed more than $49 billion of its own funds and arranged $24 billion in syndications for 3,319 companies in 140 developing countries. For more information, visit www.ifc.org.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Parkgreen Communications

Justine Howarth / Annabel Leather

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

Forward Looking Statements: This news release includes “forward-looking statements” within the meanings of the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). All statements, other than statements of historical facts, included in this news release that address activities, events, transactions or developments that Adastra expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Adastra’s business, operations, plans and other such matters are forward-looking statements. When used in this news release, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements include, but are not limited to, those with respect to the price of copper and cobalt, the timing and costs of project development, financing and implementation, the timing and amount of estimated future production and costs of production. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Adastra to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, including those in the Democratic Republic of Congo, risks related to the development of the Kolwezi Project, risks related to obtaining necessary project financing on the terms currently anticipated (or at all), actual results of current exploration activities, actual results of reclamation activities, risks related to construction, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper and cobalt, as well as those factors discussed in Adastra’s Annual Report on Form 20-F for the year ended October 31, 2005 and other public disclosure documents filed with the securities regulatory authorities in the United States and Canada. Although attempts have been made to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC. (Registrant)
Date March 9, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director